

X0 988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

Act	1934 Exchange Act
Section	10(b)
Rule	Rule 10b-10
Public Availability	11-16-07

November 15, 2007
[Revised - November 16, 2007]



PROCESSED 07082681
JAN 16 2008
THOMSON FINANCIAL

Ellen J. Neely
President and General Counsel
Chicago Stock Exchange, Inc.
440 S. LaSalle St., Suite 520
Chicago, IL 60605

P.E. 11-5-07

Dear Ms. Neely:

Based on the facts and representations set forth in your letter dated November 15, 2007, we find that it is appropriate in the public interest and consistent with the protection of investors to grant, and hereby grant, to CHX participants (as defined in your letter) that execute trades for their customers on the Chicago Stock Exchange, Inc. ("CHX" or the "Exchange") using the CHX fully-automated Matching System (as described in your letter), a limited exemption pursuant to Rule 10b-10(f) under the Securities Exchange Act of 1934 ("Exchange Act") from the requirement in Rule 10b-10(a)(2)(i)(A) to disclose to their customers the name of the person from whom a security was purchased, or to whom it was sold, or the fact that such information will be provided upon the customer's written request. This exemption is limited to trades that CHX participants execute on the CHX using the post trade anonymity feature described in your letter.[1]

In granting the exemption, we note in particular, your representation that all orders submitted to the Matching System will automatically match against each other in strict price/time priority, except for the cross with size order type, which can execute at the same price as an existing order in the Matching System, so long as the cross order meets special size and price requirements.

You also request assurance that the staff of the Division of Market Regulation ("Staff") will not recommend enforcement action to the Commission under paragraph (a) of Rule 10b-10 under the Exchange Act if a CHX participant confirms its capacity as "agent" when the CHX participant submits a customer's order to the Exchange, in its role as the customer's agent, and the order is executed on the Exchange in a trade with an anonymous contra-party that turns out to be the CHX participant trading in a principal (including proprietary) capacity. Your request is

[1] This exemption applies only to trades that CHX participants execute on the CHX's fully-automated Matching System. This exemption does not apply to orders routed to an away trading center for execution or to two-sided cross orders (including the cross with size order type). However, according to your letter, a cross with satisfy and a cross with yield are designed to allow all or a portion of the order to essentially become a single-sided order that executes against pre-existing interest in the Matching System. In those instances, the exemption does apply to the portion of the cross that executes anonymously as a single-sided order against an order in the Matching System.

limited to those situations in which: (1) the representative of the CHX participant submitting customer orders to the CHX does not have knowledge of principal (including proprietary) orders ("Principal Orders") submitted by the CHX participant or its affiliates, and the representative of the CHX participant or its affiliates submitting Principal Orders to the CHX does not have knowledge of customer orders submitted by the CHX participant (the "No Knowledge Requirement"); and (2) the CHX participant does not determine or influence the selection of the contra-party(ies) against which customer orders will be executed (the "Parity Requirement").

Based on the facts and representations set forth in your letter, the Staff will not recommend enforcement action to the Commission under paragraph (a) of Rule 10b-10 if a CHX participant indicates on confirmations to its customers that the CHX participant acted as agent on a customer's behalf when a representative of the CHX participant submits a customer order to the CHX on an agency basis and that order is executed on the CHX in a trade with an anonymous contra-party that turns out to be the CHX participant trading in a principal (including proprietary) capacity, provided that the CHX participant complies with all other requirements of Rule 10b-10 in confirming the customer's order, including paragraph (a)(2)(i) thereof, and provided that the handling and execution of the customer order complies with the No Knowledge and Parity Requirements, as described in your letter.[2]

In taking this position, we note in particular your representation regarding your expectation that same firm volume, *i.e.*, an execution in which a firm's agency order is matched against the same firm's principal (including proprietary) trading interest ("Same Firm Volume"), as a percentage of total volume in a security through the CHX's Matching System ("Total Volume"), will not be material for either high or low trading volume securities.[3] We also note that CHX participants continue to have a duty of best execution.[4]

The Office of Financial Responsibility has instructed us to inform you that the Staff will not recommend enforcement action to the Commission if the blotter made pursuant to Rule 17a-

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[2] This Staff position applies only to trades that CHX participants execute on the CHX's fully-automated Matching System. This Staff position does not apply to orders routed to an away trading center for execution or to two-sided cross orders. This position does apply, however, when all or a portion of a cross with satisfy or a cross with yield order becomes a single-sided order that executes against pre-existing interest in the Matching System. In such instances, the no-action relief applies only to the portion of the cross that executes anonymously as a single-sided order against an order in the Matching System.

[3] In this regard, we note your representation that, one year after the post-trade anonymity feature becomes fully operational, you will review trade data to determine the actual percentage of Same Firm Volume versus Total Volume in high and low volume securities to confirm that this number is not material, and that you will create and maintain a record of your determination.

[4] *See, e.g.*, Regulation NMS, Exchange Act Rel. No. 49325 (February 26, 2004), 69 Fed. Reg. 11126, 11137 (March 9, 2004) ("A broker-dealer still must seek the most advantageous terms reasonably available under the circumstances for all customer orders. A broker-dealer must carry out a regular and rigorous review of the quality of market centers to evaluate its best execution policies, including the determination as to which markets it routes customer order flow.").

3(a)(1) by a CHX participant with respect to anonymous trades executed through the CHX's Matching System does not include the name or other designation of the person from whom securities were purchased or received or to whom securities were sold or delivered, provided the Exchange retains the identities of CHX participants that execute anonymous trades through the CHX's Matching System, for the period specified in Rule 17a-4(a). The Staff notes, however, that a CHX participant has the responsibility to make, keep current, and preserve records of all purchases and sales of securities in accordance with Exchange Act Rules 17a-3 and 17a-4 for trades on the CHX if the CHX participant knows the identity of the contra-party, including those instances where the CHX discloses the contra-party to a trade.

These exemptive and no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, these positions are based solely upon the representations you have made and are limited strictly to the facts and conditions described in your incoming letter. Any different facts or circumstances, including any change to the operation of the CHX, may require a different response.[5] Finally, we express no view with respect to other questions the proposed activities of the CHX or any CHX participants relying on this relief may raise, including the applicability of any other federal or state laws or the applicability of self-regulatory organization rules concerning customer account statements or confirmations.

For the Commission,
by the Division of Trading and Markets,[6]
pursuant to delegated authority,[7]



Brian A. Bussey
Assistant Chief Counsel

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[5] For example, the continued availability of these positions is dependent on Same Firm Volume as a percentage of Total Volume in fact not being material for either high or low trading volume securities one year after the post-trade anonymity feature becomes fully operational and thereafter.

[6] As of November 14, 2007, the Division of Market Regulation is now known as the Division of Trading and Markets.

[7] 17 C.F.R § 200.30-3(a)(32).

The
Chicago
Stock Exchange

Ellen J. Neely
President and General Counsel

November 15, 2007
[REVISED – November 16, 2007]

BY ELECTRONIC MAIL
AND OVERNIGHT COURIER

Ms. Catherine McGuire
Associate Director and Chief Counsel
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6628

Re: Request for a Limited Exemption from Paragraph (a)(2)(i)(A) of Rule 10b-10 Under the Securities Exchange Act of 1934 (the "Act") and Request for No-Action Relief from Rules 10b-10(a)(2) and17a-3(a)(1) Under the Act

Dear Ms. McGuire:

The Chicago Stock Exchange, Inc. ("CHX" or the "Exchange") respectfully requests a limited exemption from paragraph (a)(2)(i)(A) of Rule 10b-10[1] under the Securities Exchange Act of 1934 ("Act") on behalf of CHX participants that execute equity trades on CHX for their customers.[2] The Exchange recently received Securities and Exchange Commission (the "Commission") approval of trading rules to govern its new trading model, which includes a fully-automated Matching System.[3] The CHX's Matching System and its trading rules provide for strict price-time priority execution.[4]

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[1] Paragraph (f) of Rule 10b-10 under the Act provides the Securities and Exchange Commission ("SEC" or "Commission") authority to issue exemptions from the requirements contained in paragraphs (a) and (b) of the rule.

[2] A CHX "participant" is a firm that holds a valid trading permit authorizing the firm to trade on the Exchange and any person associated with a participant firm who is registered with the Exchange.

[3] *See* Securities Exchange Act Release No. 54550 (September 29, 2006), 71 FR 59563 (October 10, 2006) (approving proposed rule change relating to the CHX's new trading model).

[4] The Commission has approved an exception to this strict price-time priority execution scheme to permit the execution of a cross with size order type (which can execute at the same price as an existing order in the Matching System, so long as the cross order meets special size and price requirements). *See* CHX Rules, Article 20, Rule 4(b)(6).

The Exchange has recently submitted a proposal to provide for post-trade anonymity through settlement for certain trades executed on the Exchange.[5]

CHX also requests, on behalf of CHX participants, your assurance that the staff of the Division of Market Regulation ("Staff") will not recommend that the Commission take any enforcement action under paragraph (a) of Rule 10b-10 under the Act in connection with the activities of CHX participants executing orders for their customers in the circumstances described below. Specifically, CHX requests this relief to permit a CHX participant to indicate on a customer confirmation that the CHX participant acted as agent (where the CHX participant submits a customer's order to the Exchange, in the participant's role as the customer's agent (hereinafter "Customer Order")) and the order is executed in a trade with an anonymous contra-party that turns out to be the CHX participant or one of its affiliates trading in a principal (including proprietary) capacity (hereinafter "Principal Order"), so long as the conditions set out below are met and the CHX participant otherwise complies with all other requirements of Rule 10b-10 in confirming the customer's order, including paragraph (a)(2)(i) thereof.

This request for no-action relief is limited, however, to those situations in which the following requirements are met: (1) the representatives of the CHX participant or its affiliates submitting Principal Orders do not have knowledge about Customer Orders submitted by the CHX participant and the CHX participant representatives submitting Customer Orders do not have knowledge about Principal Orders submitted by the CHX participant or its affiliates (the "No Knowledge Requirement"); and (2) the CHX participant does not determine or influence the selection of the contra-party(ies) against which such Customer Orders will be executed (the "Parity Requirement").

The CHX requests that the relief sought under this letter apply to all transactions entered on the Exchange's fully-automated Matching System, except for two-sided cross orders.[6]

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[5] See CHX Rules, Article 21, Proposed Rule 5 (submitted in SR-CHX-2007-20). As explained herein, the Exchange does not request an exemption for when it reveals the identity of a contra-party to a CHX participant: (i) when required for legal or regulatory purposes; (ii) if the National Securities Clearing Corporation ("NSCC") ceases to act for a participant or the participant's clearing firm, and if the NSCC determines not to guarantee the settlement of the participant's trade; (iii) if the parties to the trade consent to that disclosure; or (iv) when the Exchange reveals to a participant when that participant has submitted an order that has executed against an order submitted by that same participant, as required by Article 21, Proposed Rule 5(c).

[6] Under the Exchange's rules, several different types of two-sided cross orders currently may be executed on the Exchange, including a basic cross order (Article 20, Rule 4(b)(4)); a cross with satisfy (Article 20, Rule 4(b)(5)); a cross with size (Article 20, Rule 4(b)(6)); a non-regular way cross (Article 20, Rule 4(b)(17)); and a cross with yield (Article 20, Rule 4(b)(7)). In addition to having a two-sided cross component, a cross with satisfy and a cross with yield are designed to allow all or a portion of the order to essentially become a single-sided order that executes against pre-existing interest in the Matching System. In those instances,

Finally, CHX requests certain no-action relief from the requirements of Rules 17a-3(a)(1) under the Act, as described below.

A. Background – the CHX's Matching System

The CHX began to roll out its new trading model – with its fully-automated Matching System – in late October 2006. The new trading model was rolled out to all securities by late January 2007. The Exchange's Matching System (and trading rules) provide for strict price-time priority execution.[7] Under Article 20, Rule 8(b) of the Exchange's Rules, orders entered into the displayed market in the Matching System will be prioritized on a strict price-time basis, first by price and then by time.

All orders submitted to the Matching System are handled automatically by the Matching System. Incoming orders are matched for execution against orders in the Matching System, in compliance with the Exchange's rules and Regulation NMS under the Act ("Reg. NMS"). In accordance with Reg. NMS and the Exchange's rules, the Matching System will reject orders that cannot execute on the Exchange without trading through another market's protected quotations and will route those orders to a destination chosen by the CHX participant.[8]

The Exchange's Matching System will execute trades based upon priority factors established by the rules of the Exchange, which have been approved by the Commission.[9] There are no opportunities for CHX participants: to alter the execution algorithm; to determine or influence the selection of the CHX participant with whom they will trade; or otherwise to change execution priorities.

Under the Exchange's post-trade anonymity proposal, all trades (except two-sided cross orders) would be executed in the Exchange's Matching System on an anonymous basis, to the extent that the participant submitting either side of the trade

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the Exchange is seeking exemptive and no-action relief for the portion of the cross that executes anonymously as a single-sided order against an order in the Matching System. The Exchange is not seeking exemptive or no-action relief with respect to the portion of the order that executes as a two-sided cross. Two-sided cross orders submitted to the Matching System are either executed immediately or automatically cancelled. *See* CHX Rules, Article 20, Rule 8(f).

[7] *See* Note 4 above.

[8] CHX understands that the exemptive and no-action relief would not apply to any situation in which the Matching System routes an order to an away trading center for execution, as such executions would be governed by the rules of the away trading center.

[9] *See* footnote 3.

had requested anonymity.[10] Under the new rules, the Exchange would not reveal the contra-party's identity on a trade-by-trade basis to CHX participants for their respective trades through any means, including any clearing or settlement reports.[11] Consequently, under the new rules, the Exchange would maintain anonymity in execution through the end-of-day settlement process.[12]

The CHX's Matching System algorithm permits orders originated by a CHX participant to execute against other orders from the same participant on the same basis as orders from other CHX participants. In the Matching System's handling of displayed orders, which is based on strict price-time priority, a CHX participant could receive an execution against itself, and under the new post-trade anonymity rules, the CHX participant would not know that it was the contra-side of the trade at the time of execution.[13]

B. New Rule to Adopt Total Anonymity through Settlement

Together with this request for a limited exemption from paragraph (a)(2)(i)(A) of Rule 10b-10, CHX Article 21, Rule 5 would extend post-trade anonymity so that, except for specific instances discussed below, the Exchange would not reveal the contra-party to the trade through settlement. CHX participants may seek to trade anonymously to prevent market impact and the consequences that arise when the market has knowledge that a large order must be executed. In these instances, for example, a seller does not

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[10] Under the Exchange's new trading model rules, CHX participants are not able to direct orders to other CHX participants. If, in the future, CHX participants are permitted to direct orders to other CHX participants through the Matching System, CHX understands that any exemptive or no-action relief provided by the Commission in response to this request would not apply to such activities.

[11] For each trade executed in the Matching System, CHX produces an execution report that is sent to the parties to the trade. This execution report currently identifies, among other things, the contra party to the trade. Under its post-trade anonymity proposal, however, these execution reports would not identify the contra-side of the trade, if that party had requested anonymity. The clearing functionality, on the other hand, would initially be designed such that, if any party to a transaction requests anonymity, the entire transaction would be considered anonymous. If later changes in the clearing technology permit a more refined outcome, the CHX likely would modify this functionality to mirror the trade reporting design described above.

[12] The Exchange plans to implement this proposal in two stages – first offering anonymous trade reports and, when all necessary changes have been made to the CHX and NSCC systems, allowing that anonymity to continue through the clearing and settlement process. The Exchange anticipates that the anonymous trade reports would be available on or before November 15, 2007 and that the anonymous clearing reports would be available in late 2007 or during the first quarter of 2008.

[13] Like other markets that have instituted a post-trade anonymity rule, the Exchange would reveal to a CHX participant, no later than the end of the day on which the trade occurred, when that CHX participant submits an order that has executed against an order submitted by that same CHX participant. See CHX Article 21, Proposed Rule 5(c); NYSE Arca Equites Rule 7.14(d); ISE Rule 2117(e).

want the buyer to know its identity because it may reveal the existence of a large order to be filled. The Exchange believes that post-trade anonymity benefits investors because preserving anonymity through settlement limits the potential market impact that disclosing the CHX participant's identity may have. Specifically, when the contra-party's identity is revealed, CHX participants can detect trading patterns and make assumptions about the potential direction of the market based on the user's presumed client-base. For example, if the CHX participant handles large institutional orders and becomes an active buyer in the security, others could anticipate such demand and adjust their trading strategy accordingly. This could result in increased transaction costs for the CHX participant representing the institutional orders.

The Exchange therefore believes that due to interest expressed by CHX participants and the granting of exemptive relief to other markets to implement post-trade anonymity,[14] it is essential for CHX to offer its participants anonymity through the settlement process. To facilitate the Exchange's proposal, CHX is working with the National Securities Clearing Corporation ("NSCC") to accommodate anonymity on a post-trade basis. NSCC will assign post-trade anonymous trades with a special clearing code. CHX will submit clearing records to NSCC, which, pursuant to its rules, will report trades executed on the Exchange back to its clearing firms utilizing this special clearing code.

Under specified circumstances, it might be necessary for CHX to provide the identity of a contra-party to a CHX participant. As proposed, CHX will reveal the contra-party only in those instances: (i) when required for legal or regulatory purposes; (ii) if the NSCC ceases to act for an CHX participant or the CHX participant's clearing firm, and if the NSCC determines not to guarantee the settlement of the CHX participant's trade; (iii) if the parties to the trade consent or (iv) when the Exchange reveals to a participant when that participant has submitted an order that has executed against an order submitted by that same participant, as required by Article 21, Proposed Rule 5(c).

[14] *See* Letters from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Ms. Mai S. Shiver, Acting Director, Senior Counsel, Pacific Exchange, Inc. (April 30, 2004) and from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Mr. Jamex C. Yong, Chief Regulatory Officer, National Stock Exchange (October 13, 2006) and from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to John Dayton, Director and Counsel, Philadelphia Stock Exchange (November 9, 2006) and from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to William C. Meehan, General Counsel, Boston Stock Exchange (November 8, 2006) and from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Mr. Michael Simon, Chief Regulatory Officer, International Securities Exchange (December 7, 2006).

C. Rule 10b-10

1. Contra-Party Identity Requirement

Rule 10b-10, among other things, requires a broker-dealer to disclose to its customers the identity of the party the broker-dealer sold to or bought from to fill the customer's order. Specifically, under paragraph (i)(A) of Rule 10b-10(a)(2), when a broker-dealer is acting as agent for a customer, some other person, or for both the customer and some other person, the broker-dealer must disclose "the name of the person from whom the security was purchased, or to whom it was sold, for such customer or the fact that the information will be furnished upon written request of such customer" (the "Contra-Party Identity Requirement"). A broker-dealer can provide this information on the confirmation, or it has the option to provide the information to a customer at a later time after receiving a written request from the customer. A broker-dealer has this option as long as it discloses on the confirmation that the contra-party information is available upon written request.

With the introduction of post-trade anonymity at CHX, the Exchange will not generally reveal the identity of the actual contra-party when the order is executed.[15] Therefore, CHX participants will not know the identity of the party to whom they sold securities or from whom they purchased securities. Without this information, CHX participants cannot comply with the Contra-Party Identity Requirement. To permit CHX participants to utilize the CHX without violating Rule 10b-10, the Exchange is seeking an exemption, on behalf of such CHX participants, from the Contra-Party Identity Requirement when CHX participants execute transactions on the Exchange.[16]

The Contra-Party Identity Requirement, in conjunction with the other requirements of paragraph (a)(2) of Rule 10b-10, is designed to provide customers with information that could alert them to potential conflicts of interest their broker-dealer may have had when handling their orders.[17] The Exchange believes an exemption from the

[15] *See* previous section for a discussion of the circumstances in which the CHX participant's identity will be revealed.

[16] The Exchange understands that any exemptive or no-action relief provided by the Commission in response to this request would not apply to the entry and execution of two-sided cross orders. If all or a portion of a cross with satisfy or cross with yield is executed anonymously against one or more pre-existing orders in the Matching System, however, that portion of the trade would be covered by the exemptive and no-action relief that the Exchange is seeking.

[17] Paragraph (a)(2) of Rule 10b-10 requires a broker-dealer to disclose on a confirmation to a customer the capacity in which the broker-dealer handled the customer's order (i.e., as agent or principal), and whether the broker-dealer acted as agent for some other person, or as agent for both the customer some other person. Paragraph (i)(D) of Rule 10b-10(a)(2) requires a broker-dealer to disclose to its customer the source and amount of remuneration received, or to be received, by the broker-dealer in connection with the trade.

Contra-Party Identity Requirement when a CHX participant trades through the CHX would not diminish the public policy and investor protection objectives of the Contra-Party Identity Requirement of Rule 10b-10. The Exchange believes the potential for a conflict of interest is less likely in those circumstances when a CHX participant trades through the Exchange because the trades are executed at the best price available on the Exchange and the contra-party is determined based upon multiple factors not controlled by the CHX participant. In such situations, CHX participants are not permitted the discretion in executing the order that would normally give rise to the opportunity for a conflict of interest.

2. Identification as Agent on Confirmation.

The Exchange requests no-action relief, on behalf of its participants, to permit CHX participants to indicate on a customer confirmation that the participant has acted as agent where the participant submits a customer's order through the electronic trading facilities of the CHX, in the CHX participant's role as the customer's agent, and the order is executed in a trade with an anonymous contra-party that turns out to be the CHX participant or one of its affiliates trading in a principal (including proprietary) capacity.

No Knowledge Requirement

This request is limited to those circumstances in which the representatives of the CHX participant and its affiliates submitting Principal Orders do not have knowledge about Customer Orders submitted by the CHX participant or its affiliates, and the CHX participant representatives submitting Customer Orders have no knowledge about Principal Orders submitted by the CHX participant or its affiliates. A CHX participant will be able to satisfy the No Knowledge Requirement if it implements and utilizes an effective system of internal controls such as appropriate information barriers, that operate to prevent the representatives of the CHX participant or its affiliates submitting Principal Orders from obtaining knowledge about the Customer Orders submitted by the CHX participant, and the representative of the CHX participant submitting Customer Orders from obtaining knowledge about the Principal Orders submitted by the CHX participant or its affiliates. To be effective, such a system of internal controls must include specific policies and procedures that prevent each Principal Order submitter separated by the information barriers from obtaining knowledge regarding Customer Orders submitted by the CHX participant, and each Customer Order submitter separated by the information barriers from obtaining knowledge regarding Principal Orders submitted by the CHX participant or its affiliates.

Parity Requirement

In addition to this No Knowledge Requirement, this request is limited to those situations in which the CHX participant does not in any way determine or influence the selection of the trading interest against which a customer order will be executed.[18] As stated, the CHX does not currently intend to support functionality that would allow a broker-dealer to select or influence against whom its orders will be executed.[19]

Where the Customer Order and the Principal Order are executed against each other by the System, a CHX participant indicating in the confirmation that the firm has acted as agent does not increase the risk of fraud against the customer, where the No Knowledge Requirement and the Parity Requirement are met. To the contrary, the matching of the agency and the proprietary trading interests occurs at the best price available and the contra-side is determined based upon priority factors established by the rules of the Exchange, which have been submitted to the Commission for its approval.[20] Moreover, the proposed action does not diminish investor protection because it does not relieve a CHX participant's duty of best execution.[21]

D. Books and Record Retention

Rule 17a-3(a)(1) under the Act requires that broker-dealers make and keep current records of all purchases and sales of securities, including "the name or other

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[18] The SEC has issued no-action relief for Rule 10b-10 under these circumstances. *See, e.g.,* Letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Edward S. Knight, Executive Vice President and General Counsel, Nasdaq (January 26, 2005); and Letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Aleksandra Radakovic, Vice President, J.P. Morgan Securities Inc. (August 4, 2005).

[19] If such functionality were to be offered in the future, CHX understands that the relief requested by this letter would not apply to this functionality. *See* footnote 16 addressing cross orders.

[20] CHX expects that same firm volume, i.e., an execution in which a firm's agency order is matched against the same firm's principal (including proprietary) trading interest, as a percentage of total volume in that security through the CHX's Matching System will not be material for either high or low trading volume securities. The Exchange represents that one year after the post-trade anonymity feature becomes fully operational, the Exchange will review trade data to determine the actual percentage of same firm volume versus total volume in high and low volume securities to confirm that this number is not material. The Exchange will create and maintain a record of the determination.

[21] *See* Regulation NMS, Exchange Act Rel. No. 49325 (Feb. 26, 2004), 69 Fed. Reg. 11126, 11137 (March 9, 2004)("A broker-dealer still must seek the most advantageous terms reasonably available under the circumstances for all customer orders. A broker-dealer must carry out a regular and rigorous review of the quality of the market centers to evaluate its best execution policies, including the determination as to which markets it routes customer order flow.")

designation of the person from whom purchased or received or to whom sold or delivered."

The Exchange asks that the Commission staff not recommend enforcement action to the Commission if the blotter made pursuant to Rule 17a-3(a)(1) by a CHX participant with respect to anonymous trades executed through the CHX's Matching System does not include the name or other designation of the person from whom securities were purchased or received or to whom securities were sold or delivered, provided the Exchange retains the identities of CHX participants that execute anonymous trades through the CHX's Matching System for the period specified in Rule 17a-4(a). A CHX participant would retain the responsibility to make, keep current and preserve records of all purchase and sales of securities in accordance with Exchange Act Rules 17a-3 and 17a-4 for trades through the CHX if the CHX participant knows the identify of the contra-party, including those instances where the CHX discloses the contra-party to a trade.

* * * *

In view of the foregoing, the Exchange respectfully requests that the Commission issue an exemption and such other relief as reflected in this letter. If you have any questions, please contact me at 312/663-2496.

Very truly yours,



Ellen J. Neely

cc: Brian Bussey, Esq. (SEC)
Matthew Daigler, Esq. (SEC)
Alicia F. Goldin, Esq. (SEC)

TO: Seretha Pearsall
Branch of Public Reference
Stop 0102, Room 2532 @ Station Place

Brian Johnson
Filer Support 2
Stop 1-4, Room 2531 @ Station Place

FROM: Ignacio Sandoval
Office of Chief Counsel
Division of Trading and Markets

RE: Recent Letters

DATE: November 19, 2007

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5562, if you have any questions. Thank you.

Enclosure

CHX – Limited exemption from Rule 10b-10

END